

October 10, 2012

Via U.S. Mail

Luke Lalonde
President, Chief Executive Officer and Chief Financial Officer
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

> **Re:** **SuperDirectories, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed March 30, 2012**
> **File No. 000-51533**

Dear Mr. Lalonde:

We issued comments to you on the above captioned filing on August 23, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 23, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Joyce Sweeney, Staff Accountant, at 202-551-3449 if you have any questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief